August 30, 2017

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549
Attn:  Mara L. Ransom

RE:	GP Investments Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed August 9, 2017 File No. 333-219101

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 28, 2017 (the “Comment Letter”), relating to the above Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

Mara L. Ransom
United States Securities and Exchange Commission
August 30, 2017

The changes made to the Registration Statement in response to the Staff’s comments will be set forth in Amendment No. 2 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof.  Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement. Page references set forth in a response to a comment are to the corresponding page in the Revised Registration Statement.

The Merger Agreement

Merger Consideration, page 107

1.
We have reviewed the revisions made in response to comment 6. Please disclose the amount of merger consideration attributed to the warrants and options, and, disclose the valuation method used. Please tell us supplementally any significant assumptions used in your valuation.

In response to the Staff’s comment, we have amended the disclosure contained on pages x, 5, 90 and 109 of the Revised Registration Statement.

As disclosed in the Revised Registration Statement, in determining the economic value of the RMNI options and RMNI warrants to be issued as part of the merger consideration, (i) the value was based on a theoretical exercise of the RMNI options and RMNI warrants at consummation of the business combination and no value was attributed to the remaining life of the RMNI options and RMNI warrants and (ii) the merger consideration calculation takes into account the applicable exercise price of each vested Rimini Street option and each Rimini Street warrant outstanding immediately prior to the consummation of the first merger.

As disclosed on page 109 of the Revised Registration Statement, the merger consideration is payable entirely in newly issued common stock of RMNI and newly issued RMNI options and RMNI warrants that are exercisable for shares of RMNI common stock, based on a per share issue price of $10.00 per share. Based on the assumptions referred to above, assuming a Closing Date of September 29, 2017, the merger consideration would consist of the following equity securities being issued to the former equityholders of Rimini Street pursuant to the merger agreement: (i) 48,520,015 shares of RMNI common stock (representing $485,200,146.30 of merger consideration), (ii) RMNI warrants being issued that are exercisable for 3,419,405 shares of RMNI common stock (representing $14,794,201.94 of merger consideration) and (iii) RMNI options being issued that are exercisable for 13,211,737 shares of RMNI common stock (representing $112,015,668.80 of merger consideration).

Mara L. Ransom
United States Securities and Exchange Commission
August 30, 2017

Description of Discussions with Citigroup, page 128

2.
We note references throughout your prospectus that Citigroup was retained as a capital markets advisor and financial advisor. We further note that Citigroup provided assistance to GPIA’s management and board of directors, including presentations that GPIA’s board considered in recommending shareholder approval of the business combination. In light of this reliance on Citigroup, please provide us with your analysis as to whether GPIA is required to obtain a consent from Citigroup pursuant to Section 7(a) of the Securities Act.

The Staff has requested that we provide our analysis as to whether a consent from Citi is required pursuant to Section 7(a) of the Securities Act.

Citi acted as capital markets advisor and financial advisor to the Company in connection with the transaction, and in that capacity advised the Company generally on the transaction. Pursuant to the express terms of Citi’s engagement by the Company, the Company did not request, and Citi did not render or provide, any opinion to the Company or its Board of Directors for reliance thereon by the Company or its Board.  In other words, no opinion was provided by Citi for reliance thereon by the Board within the meaning of Section 7(a) of the Securities Act.

Reference is made to Question 141.02 of the Compliance & Disclosure Interpretations for the Securities Act which states: “The consent requirement in Securities Act Section 7(a) applies only when a report, valuation or opinion of an expert is included or summarized in the registration statement and attributed to the third party and thus becomes “expertised” disclosure for purposes of Securities Act Section 11(a)…”  Accordingly, as there is no “report, valuation or opinion” of Citi included or summarized in the registration statement and attributed to Citi, in response to the Staff’s comment, we advise you that our and Citi’s analysis is that the Company is not required to obtain a consent from Citi pursuant to Section 7(a) of the Securities Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Rimini Street

Results of Operations

Comparison of Six Months Ended June 30, 2016 and 2017, page 232

3.
We have reviewed the revisions made in response to comment 18. As previously requested, please expand your discussion to indicate the underlying reasons for the increase in the number of clients which in turn, drove the increase in net revenue. We note that one underlying reason for the increase in net revenues for December 31, 2016 was the increase in marketing and advertising, which is consistent with the increase in sales and marketing expense for the year ended December 31, 2016. Similar to your year-end disclosure, please elaborate on the specific actions taken or other reasons that resulted in an increased number of clients.

In response to the Staff’s comment, we have amended the disclosure contained on pages 233 and 238 of the Revised Registration Statement.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Mara L. Ransom
United States Securities and Exchange Commission
August 30, 2017

Sincerely,

/s/ Timothy M. Fesenmyer

Timothy M. Fesenmyer

cc:	Andrew Fleiss, GP Investments Acquisition Corp.
Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP